Exhibit 99.1

Polyrizon Receives Notice of U.S. Patent Publication for Mucoadhesive Drug Delivery Platform

Raanana, Israel, June 17, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced the publication of U.S. patent application No. US 2024/0358741 A1, titled “Mucoadhesive Polymers for Nasal Drug Delivery”.

The patent application covers Polyrizon’s proprietary Trap & Target™ (T&T) mucoadhesive polymer technology platform for nasal drug delivery. The technology is designed to enhance the interaction between pharmaceutical formulations and the nasal mucosa, potentially increasing formulation retention, improving drug absorption, and enabling more efficient delivery of active pharmaceutical ingredients through the nasal route.

The published patent application describes biocompatible mucoadhesive compositions designed to form a uniform and durable film on mucosal surfaces while enabling enhanced delivery and retention of pharmaceutical actives. The technology combines sulfated polysaccharides, with hydrophilic polymers, partially crosslinked with divalent ions to create formulations with improved viscosity, sprayability, and film-forming properties.

The patent application further outlines the potential use of the platform in oral and nasal drug delivery systems, including sprays, gels, inhalation products, and formulations intended for localized and systemic administration of therapeutic agents through mucosal tissues.

According to the application, the platform may support delivery of a broad range of therapeutic compounds, including anti-inflammatory drugs, vaccines, biologics, and additional pharmaceutical actives, with the goal of improving mucosal retention and bioavailability.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential uses and benefits of its technology. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com